Filed Pursuant to Rule 433

File No. 333-275878

FINAL TERM SHEET

Dated October 19, 2026

WALMART INC.

C$750,000,000 4.150% Notes Due 2030

C$2,000,000,000 4.450% Notes Due 2033

C$1,750,000,000 4.950% Notes Due 2038

C$500,000,000 5.250% Notes Due 2056

Name of Issuer:	Walmart Inc. (“Walmart” or the “Company”)

Ratings*:	Ratings for Walmart’s long-term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA.

Title of Securities:	4.150% Notes Due 2030 (“2030 Notes”)
4.450% Notes Due 2033 (“2033 Notes”)
4.950% Notes Due 2038 (“2038 Notes”)
5.250% Notes Due 2056 (“2056 Notes” and, collectively with the 2030 Notes, the 2033 Notes and the 2038 Notes, the “Notes”)

Aggregate Principal Amount:	C$750,000,000 (2030 Notes)
C$2,000,000,000 (2033 Notes)
C$1,750,000,000 (2038 Notes)
C$500,000,000 (2056 Notes)

Issue Price (Price to Public):	99.996% of aggregate principal amount (2030 Notes)
99.946% of aggregate principal amount (2033 Notes)
99.991% of aggregate principal amount (2038 Notes)
99.805% of aggregate principal amount (2056 Notes)

Maturity Date:	October 23, 2030 (2030 Notes)
October 23, 2033 (2033 Notes)
October 23, 2038 (2038 Notes)
October 23, 2056 (2056 Notes)

Coupon (Interest Rate):	4.150% (2030 Notes)
4.450% (2033 Notes)
4.950% (2038 Notes)
5.250% (2056 Notes)

Benchmark Bond:	CAN 2.75% due September 1, 2030 (2030 Notes)
CAN 2.75% due June 1, 2033 (2033 Notes)
CAN 3.50% due December 1, 2036 (2038 Notes)
CAN 3.50% due December 1, 2057 (2056 Notes)

Benchmark Price and Yield:	C$96.80; 3.645% (2030 Notes)
C$93.96; 3.791% (2033 Notes)
C$95.88; 3.999% (2038 Notes)
C$86.60; 4.283% (2056 Notes)

Spread to Benchmark Bond:	+50.6 basis points versus the applicable Benchmark Bond, which includes a curve adjustment of +0.6 basis points (2030 Notes)
+66.8 basis points versus the applicable Benchmark Bond, which includes a curve adjustment of +1.8 basis points (2033 Notes)
+95.2 basis points versus the applicable Benchmark Bond, which includes a curve adjustment of +5.2 basis points (2038 Notes)
+98.0 basis points versus the applicable Benchmark Bond (2056 Notes)

Government of Canada Curve	CAN 2.75% due September 1, 2030 and CAN 2.75% due March 1, 2031 (2030 Notes)
(“GoC Curve”):	CAN 2.75% due June 1, 2033 and CAN 3.25% due December 1, 2033 (2033 Notes)
CAN 3.50% due December 1, 2036 and CAN 4.00% due June 1, 2041 (2038 Notes)

Spread to GoC Curve:	+50 basis points versus the Government of Canada Curve
(2030 Notes)
+65 basis points versus the Government of Canada Curve
(2033 Notes)
+90 basis points versus the Government of Canada Curve
(2038 Notes)

Yield to Maturity:	4.151% (2030 Notes)
4.459% (2033 Notes)
4.951% (2038 Notes)
5.263% (2056 Notes)

Interest Payment Dates:	Interest will accrue from October 23, 2026.
Interest on the 2030 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.
Interest on the 2033 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.
Interest on the 2038 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.
Interest on the 2056 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.

Interest Payment Record Dates:	In the case of the 2030 Notes, April 8 and October 8 of each year.

In the case of the 2033 Notes, April 8 and October 8 of each year.

In the case of the 2038 Notes, April 8 and October 8 of each year.

In the case of the 2056 Notes, April 8 and October 8 of each year.

Business Day Convention:	A “Business Day” is any day that is not a Saturday, a Sunday, or a day on which banking institutions in the State of New York, Toronto, Ontario, Canada, or the corporate trust office of the trustee, or the relevant place of payment are authorized or required by law, regulation or executive order to close.

Following Business Day Convention:	If not a Business Day, then payment of a coupon or upon maturity or redemption will be made on the next Business Day, and no interest shall accrue on such payment for the intervening period.

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Optional Redemption Provisions:	Walmart may redeem the Notes of any series, at its option and, as to each series of Notes, in whole or in part (in C$1,000 increments, provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof), at any time and from time to time, prior to the applicable Par Call Date for such series of Notes, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

• the Canada Yield Price and

• 100% of the principal amount of the Notes to be redeemed,

plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date for the Notes of any series, Walmart may, at its option, redeem such series of Notes, in whole or in part (in C$1,000 increments, provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof), at any time and from time to time, at a redemption price equal to 100% of the principal amount of such series of Notes to be redeemed, plus any accrued and unpaid interest on such series of Notes to be redeemed to, but excluding, the redemption date.

“Par Call Date” means, in the case of the 2030 Notes, September 23, 2030 (the date that is one month prior to the maturity date of such Notes), in the case of the 2033 Notes, August 23, 2033 (the date that is two months prior to the maturity date of such Notes), in the case of the 2038 Notes, July 23, 2038 (the date that is three months prior to the maturity date of such Notes) and, in the case of the 2056 Notes, April 23, 2056 (the date that is six months prior to the maturity date of such Notes).

“Canada Yield Price” means a price for the 2030 Notes being redeemed, calculated on the Business Day preceding the date on which Walmart issues the notice of redemption pursuant to the applicable Series Terms Certificate and in accordance with generally accepted Canadian financial practice to provide a yield to the 2030 Notes Par Call Date equal to the Government of Canada Yield plus 12.5 basis points, for the 2033 Notes being redeemed, calculated on the Business Day preceding the date on which Walmart issues the notice of redemption pursuant to the applicable Series Terms Certificate and in accordance with generally accepted Canadian financial practice to provide a yield to the 2033 Notes Par Call Date equal to the Government of Canada Yield plus 16.0 basis points, for the 2038 Notes being redeemed, calculated on the Business Day preceding the date on which Walmart issues the notice of redemption pursuant to the applicable Series Terms Certificate and in accordance with generally accepted Canadian financial practice to provide a yield to the 2038 Notes Par Call Date equal to the Government of Canada Yield plus 22.5 basis points, and for the 2056 Notes being redeemed, calculated on the Business Day preceding the date on which Walmart issues the notice of redemption pursuant to the applicable Series Terms Certificate and in accordance with generally accepted Canadian financial practice to provide a yield to the 2056 Notes Par Call Date equal to the Government of Canada Yield plus 24.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two nationally recognized investment dealers in Canada selected by the Company, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the applicable Par Call Date for each series of Notes.

Redemption Upon a Tax Event:	The Company may, at its option, redeem the Notes of any series in whole, but not in part, at a price equal to 100% of their principal amount plus accrued and unpaid interest thereon (including, for the avoidance of doubt, any additional amounts) to, but excluding, the redemption date, upon the occurrence of certain events relating to a relevant Tax Jurisdiction (as defined in the Preliminary Prospectus Supplement (defined below)) as described under “Description of the Notes—Redemption Upon a Tax Event” in the preliminary prospectus supplement dated October 19, 2026 (the “Preliminary Prospectus Supplement”) relating to the Notes.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	The Company will pay additional amounts on the Notes in the event of withholding or deduction of taxes, assessments or other governmental charges imposed by a relevant Tax Jurisdiction (as defined in the Preliminary Prospectus Supplement) from payments in respect of the Notes, subject to the terms and limitations set forth under “Description of the Notes—Payment of Additional Amounts” in the Preliminary Prospectus Supplement. Any additional amounts will be paid in CAD.

Net Proceeds to Walmart	C$747,720,000 (2030 Notes)
(after underwriting discounts and before	C$1,991,520,000 (2033 Notes)
offering expenses):	C$1,742,842,500 (2038 Notes)
C$496,525,000 (2056 Notes)

Trade Date:	October 19, 2026

Settlement Date (T+4):	October 23, 2026

Joint Book-Running Managers:	Merrill Lynch Canada Inc.
Scotia Capital Inc.
TD Securities Inc.

Co-Managers:	Citigroup Global Markets Canada Inc.
J.P. Morgan Securities LLC
HSBC Securities (USA) Inc.
BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
Wells Fargo Securities Canada, Ltd.
Morgan Stanley Canada Limited
Barclays Capital Canada Inc.
Mizuho Securities Canada Inc.
U.S. Bancorp Investments, Inc.
BBVA Securities Inc.
NatWest Markets Securities Inc.
Santander US Capital Markets LLC
SMBC Nikko Securities Canada, Ltd.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated October 19, 2026 (the “Canadian Offering Memorandum”), which will include the prospectus dated December 4, 2023, as supplemented by the prospectus supplement, dated October 19, 2026 that forms part of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable), who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are also “permitted clients” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended.

Resale Restrictions in Canada:	Resale of the Notes in Canada must be made in accordance with, or in a transaction not subject to, applicable Canadian securities laws which may require resales to be made in accordance with prospectus and dealer registration requirements or exemptions from the prospectus and dealer registration requirements. Prospective Canadian purchasers should consult their own independent legal advisors with respect to such restrictions and any resale of the Notes, both within and outside of Canada.

Except in the Province of Manitoba, unless permitted under Canadian securities legislation, a holder of the Notes must not trade the Notes before the date that is four months and one day after the later of (i) the date of distribution and (ii) the date the issuer becomes a reporting issuer in any province or territory of Canada.

In the Province of Manitoba, unless otherwise permitted under applicable Canadian securities legislation or with the prior written consent of the applicable regulator, a holder of the Notes must not trade the security before the date that is twelve months and a day after the date the holder acquired the security.

Walmart is not presently, and does not intend to become, a “reporting issuer”, as such term is defined under applicable Canadian securities laws, in any province or territory of Canada. The Company’s securities are not listed on any stock exchange or automated dealer quotation system in Canada and the Company does not intend to apply to list the Notes on any stock exchange or automated dealer quotation system in Canada.

Other Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Korea, Singapore, Switzerland, Taiwan and the United Arab Emirates

CUSIP:	931142FX6 (2030 Notes)
931142FY4 (2033 Notes)
931142FZ1 (2038 Notes)
931142GA5 (2056 Notes)

ISIN:	CA931142FX60 (2030 Notes)
CA931142FY44 (2033 Notes)
CA931142FZ19 (2038 Notes)
CA931142GA58 (2056 Notes)

Governing Law:	New York

Settlement/Form:	CDS Clearing and Depository Services Inc. / Book Entry (Global Note)

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Paying Agent:	Computershare Trust Company of Canada

Concurrent Offering:	Concurrently with this offering of the Notes, Walmart is offering USD$750 million aggregate amount of Senior Notes due 2029, USD$500 million aggregate amount of Senior Notes due 2031, USD$1.0 billion aggregate amount of Senior Notes due 2033 and USD$750 million aggregate amount of Senior Notes due 2036 pursuant to a separate underwriting agreement (the “Concurrent Offering”). The consummation of this offering of the Notes and the Concurrent Offering are not conditioned on each other.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating. Walmart will apply for specific ratings for the 2030 Notes, the 2033 Notes, the 2038 Notes and the 2056 Notes from S&P, Moody’s and Fitch and expects that the ratings for the Notes will be the same as for Walmart’s other long-term debt securities by such rating agencies.

The Company expects that delivery of the Notes will be made to investors on or about October 23, 2026, which is the fourth trading day following the date hereof. This settlement cycle is referred to as “T+4.” Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, any purchaser who wishes to trade the Notes on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date hereof or the next three succeeding business days should consult their own advisors.

The offer and sale of the Notes to which this final term sheet relates have been registered by Walmart Inc. by means of a registration statement on Form S-3 (SEC File No. 333-275878).

The foregoing description is a summary of certain material provisions of the Notes. Prospective purchasers should review the Preliminary Prospectus Supplement, the Prospectus and Canadian investors should review the Canadian Offering Memorandum, for a detailed description of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum or the Preliminary Prospectus Supplement and the Prospectus, as applicable, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling (i) Merrill Lynch Canada Inc. toll-free at 1-800-294-1322, (ii) Scotia Capital Inc. toll-free at 416-863-7776 or (iii) TD Securities Inc. toll-free at 1-800-263-5292.

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